Volt Information Sciences, Inc.
                              560 Lexington Avenue
                            New York, New York 10022

VIA EDGAR

Securities and Exchange Commission                                  June 7, 2005
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Michele Anderson, Esq.
                  Legal Branch Chief

                  Re: Volt Information Sciences, Inc. (the "Company") Form 10-Q for the quarter ended January 30, 2005 Filed March 11, 2005
                  File No. 1-9232

Dear Ms. Anderson:

         Set forth below are the Company's responses to the Staff's letter dated May 5, 2005 regarding the Company's Form 10-Q for the fiscal quarter ended January 30, 2005 filed on March 11, 2005 (the "First Quarter 10-Q").

GENERAL RESPONSE:

         In connection with the Company's April 6, 2005 response letter, the Staff has requested that the Company revise its First Quarter 10-Q to provide additional disclosure in connection with its disclosures under Item 4 - Controls and Procedures ("Item 4"). In view of the fact that the Company's disclosure controls and procedures were effective as of January 30, 2005 and continue to be effective, the Company respectfully requests that such additional disclosures be provided in its Form 10-Q for the fiscal quarter ended May 1, 2005 (the "Second Quarter 10-Q"), to be filed on or about June 9, 2005. The response to the Staff's comments 1 through 3 is included in the following disclosure, which the Company will include under Item 4 in the Second Quarter 10-Q.

"ITEM 4 - CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

    The Company carried out an evaluation of the effectiveness of the design and operation of its "disclosure controls and procedures," as defined in, and pursuant to, Rule 13a-15 of the Securities Exchange Act of 1934, as of May 1, 2005 under the supervision and with the participation of the Company's management, including the Company's Chairman of the Board,


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    President and Principal Executive Officer (the "CEO") and its Senior Vice
    President and Principal Financial Officer (the "CFO"). Based on that evaluation, the Company's CEO and its CFO concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective as of May 1, 2005 to ensure that material information relating to the Company and its subsidiaries is made known to them on a timely basis.

Prior Period Weaknesses in Internal Controls

    The Company's operation in Uruguay (which is part of the Telephone Directory segment) printed its Montevideo telephone directory each year during the October-November timeframe, and revenue should have been recognized in the months of distribution of the books. In mid-December 2004, through discussions with the financial staff in Uruguay and by examination of detailed correspondence and schedules from their offices, the Company's CFO and its Principal Accounting Officer (the "PAO") determined that revenue had not been properly recognized in Uruguay in accordance with the Company's policies. This improper recognition involved only the timing of when certain advertising revenue and related costs and expenses were recognized. During the review, it was determined by the PAO that the revenue had been recognized improperly in this operation since at least 1998, and as a result, the Company restated in its Annual Report on Form 10-K for the fiscal year ended October 31, 2004 (the "2004 Form 10-K") its previously issued financial results for the fiscal years 2000 through 2003 and the first two quarters of fiscal 2004, and also filed an amended Annual Report on Form 10-K for the fiscal year ended November 2, 2003. This improper recognition constituted a material weakness (within the standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board) within the Company's system of internal control.

    In addition, one week prior to the filing deadline for the 2004 Form 10-K, the Company's management and Ernst & Young LLP, the Company's independent registered public accounting firm, determined that an additional material weakness existed relating to adjusting entries which were made during the course of the audit to correct the underlying books and records. As described in fuller detail under the caption, "Remediation Efforts Related to the Material Weaknesses in Internal Controls," these adjusting entries were the result of certain account analyses and reconciliations not being performed on a timely basis, certain instances of incomplete review of facts and circumstances resulting in errors of judgment and estimation, and failures to follow the Company's existing policies and procedures to ensure that all adjustments were made on a timely basis during the close process. Management and the Company's independent registered public accounting firm then informed the Audit Committee of the Company's Board of Directors of such facts. Due to the limited timeframe prior to the 2004 Form 10-K filing deadline, the Company was unable to complete the implementation and validation of remedial actions with regard to this additional material weakness prior to the filing deadline.

    On January 10, 2005, Ernst & Young issued an unqualified opinion on the Company's financial statements for the fiscal year ended October 31, 2004.

    Based upon the events described above and the Company's evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, the Company's CEO and its CFO concluded that as of fiscal year end, the Company's disclosure controls and procedures were not effective to ensure that material information relating to the Company and its subsidiaries was made known to them on a timely basis.


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    Remediation Efforts Related to the Material Weaknesses in Internal Controls

    To address the prior period weaknesses in internal controls described above, during the first quarter of fiscal year 2005, management of the Company instituted a review of the Company's internal controls in order to correct the deficiencies related to revenue recognition in Uruguay and the Company's financial close process, and to strengthen the accounting infrastructure as required. On January 18, 2005, after the filing of the Company's 2004 Form 10-K but prior to the end of the Company's first fiscal quarter of 2005, the Company intensified its remediation efforts with a conference call to senior operating and financial management led by the CEO and the CFO. During the following week, the CFO issued two memoranda reiterating the discussion points from the conference call which are summarized below. The memoranda contained general accounting directives and each financial manager was also given a listing specific to his/her operation. The memoranda included the Company's proposed remediation solutions, with a directive that significant control areas be remediated prior to the closing of the first quarter and less significant control areas be remediated prior to the close of the second quarter. The memoranda were followed up with face-to-face meetings with all of the Company's domestic business units' senior financial managers (whose units represented over 90% of the Company's consolidated revenues in fiscal 2004) by the CFO and the PAO, as well as telephonic meetings with the remaining senior financial managers. The significant items discussed and documented were as follows:

         1.       Proper revenue recognition procedures in Uruguay;

         2. Stringent review and justification for accruals (including FAS 5 analyses), with emphasis on income, payroll and other taxes, and computer and communication costs;

         3. Comprehensive review of inventory costs and methodology to identify excess and obsolete inventory;

         4. Review of leases to ensure proper accounting consistency with FAS 13 and Technical Bulletin 85-3 ("TB 85-3");

         5. Complete periodic analysis of accounts receivable to identify and adjust for billing errors and customer credit balances;

         6. Expanded analyses to determine whether there are any unrecorded liabilities for the quarterly periods; and

         7.       Reinforcement of the financial statement close processes.

    Prior to the end of the Company's first fiscal quarter for 2005, the PAO reaffirmed the Company's accounting policy concerning the reporting of revenue in the telephone directory operation. The policy requires that directory revenue be recognized in an accounting period upon the shipment of directories to customers, designated drop off locations or designated shippers. Subsequent to the reaffirmation of the policy, correspondence and schedules


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    substantiating the recognition of the telephone directory publishing revenue and related costs have been issued by the telephone directory operations and reviewed by the office of the PAO on a quarterly basis, and, after being approved, are included in the financial statements of the Company.

    Prior to the end of the first fiscal quarter of 2005, a substantial part of the Company's remediation efforts over the financial statement close process had been completed. As of the filing date of the First Quarter 10-Q, the remediation status of the above-listed items was as follows:

         1. Accrual analyses were expanded to include additional information, and the related accounts were trued up to the actual amounts as soon as the information became available;

         2. The Company reaffirmed its supervisory sign-and-date procedures ensuring that all analyses were reviewed by authorized personnel on a timely basis;

         3. The Company documented its procedures related to the recognition of excess and obsolete inventory and implemented those procedures effective with the first fiscal quarter close;

         4. As part of the financial close process for fiscal year end 2004, the Company reviewed its significant leases, and a sampling of other leases, and adjusted the lease expense to conform with FAS 13 and TB 85-3. The Company issued new procedures to ensure continued compliance with the straight-line method of accounting for leases;

         5. Accounts receivable analyses in the first quarter were expanded to highlight problem accounts identified in the agings and customer credit balances were reclassified into accounts payable;

         6 Unrecorded liability analyses for the first quarter were expanded to include the accrual of inventory and fixed assets; and

         7. The Company reinforced its financial close process by holding meetings with, and distributing memoranda to, its financial managers in January 2005, emphasizing enhanced analyses and more diligent reviews, and this was augmented by the increased financial staff, discussed further below.


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In addition to the foregoing, the Company has already implemented or is in the process of implementing the following key remediation initiatives:

         o The Company expanded its corporate and regional financial staff in the first and second fiscal quarters of 2005 to improve account analyses, reviews and the testing of controls, and additional staff will be added as required;

         o The Company improved its monitoring controls starting in the first fiscal quarter of 2005, with additional improvements in the second fiscal quarter of 2005;

         o Prior to the close of the first fiscal quarter of 2005, the Company, through an oral and written communications program, improved the awareness of the importance of the financial close process throughout the Company;

         o Prior to the completion of the first fiscal quarter financial statements for 2005, the Company completed the upgrade of its enterprise resource planning system which enabled a more thorough and timely analysis of its accounts, and an upgrade to its human resources module is scheduled to be completed by the end of the calendar year; and

         o The Company has purchased hardware which will allow the Company to provide improved backup and recovery functions for system servers that are not on the Company network by the end of the Company's third fiscal quarter of 2005;

Based upon the remediation of the deficiencies noted above, or the implementation of compensating controls until such time as complete remediation has been effected, prior to the filing of the First Quarter 10-Q, the CEO and the CFO reached the conclusion that the previously identified weakness in the Company's financial close process no longer existed, and its disclosure controls and procedures were effective as of January 30, 2005, ensuring that material information relating to the Company and its subsidiaries was made known to them on a timely basis.

Changes in internal controls

    Except as set forth above, there were no significant changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Internal controls over financial reporting.

    Beginning with the Company's Annual Report on Form 10-K for the fiscal year ending October 30, 2005, the Company will be subject to the provisions of
    Section 404 of the Sarbanes-Oxley Act that require an annual management assessment of its internal controls over financial reporting and related attestation by the Company's independent registered public accounting firm."

         In addition, please note that the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) the Staff comments or the Company's changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any actions with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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         We would appreciate you telephoning our counsel, Mr. Michael J. Shef at
Troutman Sanders LLP (212-704-6140), following your review of this letter or if you have any questions or need any additional information.

         Thank you for your consideration.


                               Very truly yours,


                               /s/ James J. Groberg
                               James J. Groberg
                               Senior Vice President and Chief Financial Officer


cc:  Derek Swanson, Esq., SEC CorpFin



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